October 20, 2023

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Perry Hindin and Dan Morris

Re:	HF Sinclair Corporation

Registration Statement on Form S-4

Filed on September 22, 2023

File No. 333-274655

Dear Messrs. Hindin and Morris:

Pursuant to Rule 461 of the rules and regulations promulgated under the Securities Act of 1933, as amended, HF Sinclair Corporation, a Delaware corporation, hereby requests that the effective date of the above referenced Registration Statement on Form S-4 be accelerated to 4:30 p.m., Washington, D.C. time, on October 24, 2023, or as soon as practicable thereafter.

Thank you for your assistance in this matter.

Very truly yours,

HF SINCLAIR CORPORATION

By:	/s/ Vaishali S. Bhatia
Name:	Vaishali S. Bhatia
Title:	Executive Vice President, General Counsel and Secretary

cc:	Katherine Terrell Frank, Vinson & Elkins L.L.P.

E. Ramey Layne, Vinson & Elkins L.L.P.